UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

A.C. Moore Arts & Crafts, Inc.

(Name of Subject Company)

A.C. Moore Arts & Crafts, Inc.

(Name of Persons Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

00086T103

(CUSIP Number of Class of Securities)

Amy Rhoades

Senior Vice President and General Counsel

A.C. Moore Arts & Crafts, Inc.

130 A.C. Moore Drive

Berlin, NJ 08009

(856) 768-4930

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Alan H. Lieblich, Esq.

Keith E. Gottfried, Esq.

Yelena M. Barychev, Esq.

Blank Rome LLP

One Logan Square

Philadelphia, PA 19103

(215) 569-5500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on October 18, 2011, as amended by Amendment No. 1 filed with the SEC on October 26, 2011, Amendment No. 2 filed with the SEC on October 31, 2011 and Amendment No. 3 filed with the SEC on November 2, 2011 (as amended or supplemented from time to time, the “Schedule 14D-9”), by A.C. Moore Arts & Crafts, Inc. (“A.C. Moore”). The Schedule 14D-9 relates to the cash tender offer by Sbar’s Acquisition Corporation, a Pennsylvania corporation (“Merger Sub”) and a wholly-owned subsidiary of Nicole Crafts LLC, a Delaware limited liability company (“Parent”), disclosed in the Tender Offer Statement on Schedule TO filed by Merger Sub and Parent with the SEC on October 18, 2011, as amended by Amendment No. 1 filed with the SEC on October 26, 2011, Amendment No. 2 filed with the SEC on November 1, 2011 and Amendment No. 3 filed with the SEC on November 2, 2011 (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”), pursuant to which Merger Sub is offering to purchase all of the issued and outstanding shares of common stock, no par value, of A.C. Moore at a price per share of $1.60, net to the holder thereof in cash, without interest thereon, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 18, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively. As disclosed in the Schedule TO, Parent and Merger Sub are affiliated with Sbar’s, Inc., a New Jersey corporation and vendor of A.C. Moore.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 4 by reference, except that such information is hereby amended to the extent specifically provided herein. Capitalized terms used, but not otherwise defined, in this Amendment No. 4 shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment No. 4 is being filed to reflect certain updates as reflected below.

ITEM 4.	THE SOLICIATION OR RECOMMENDATION.

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the last sentence at the end of the carryover paragraph on page 19 under the Section entitled “Background of the Transactions” between the words “In addition,” and “the”:

“for administrative ease and to assure consistency with A.C. Moore’s form of confidentiality agreement,”

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph as the second to last paragraph on page 19 under the Section entitled “Background of the Transactions”:

“Bidders A, B and C were not among those initially contacted by Janney as part of its solicitation process.”

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence at the end of the first full paragraph on page 20 under the Section entitled “Background of the Transactions”:

“Janney contacted 47 entities after January 28, 2011 to determine if the entity was interested in acquiring A.C. Moore. There was one additional investor that reached out to Janney after January 28,

2011. Of the 48 parties that Janney was in contact with after January 28, 2011, seven were strategic parties and 41 were financial sponsors.”

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the third full paragraph on page 20 under the Section entitled “Background of the Transactions”:

“The reasons given by Bidder C to Janney for not submitting a preliminary indication of interest to acquire A.C. Moore were consistent with those of others who declined to participate or, after having been given access to various due diligence materials, elected not to submit an acquisition proposal, including, but not limited to, various issues related specifically to A.C. Moore, as well as issues related to the macroeconomic environment, discretionary consumer spending and the specialty retail sector, that created significant uncertainties as to A.C. Moore’s future and prospects. These issues included, but were not limited to, concerns over A.C. Moore’s historical financial performance, lack of confidence in A.C. Moore’s ability to forecast future financial results, continuing declines in A.C. Moore’s same store sales, the impact of three years of consecutive quarterly losses, the continuing depletion of cash reserves since 2008, the effect that future losses could have on cash and liquidity requirements, various concerns with A.C. Moore’s real estate portfolio such as the challenges A.C. Moore faced in dealing with underperforming stores, the locations of existing stores, the terms of the store leases, and the extent of the contingent liabilities relating to existing store leases, the extent to which arts and crafts specialty retailing would be a new retail platform for many potential buyers, and the significant competition facing A.C. Moore from industry leaders with strong financial backing from leading private equity firms.”

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the last sentence at the end of the carryover paragraph on page 22 under the Section entitled “Background of the Transactions” between the words “A.C. Moore,” and “the”:

“based upon the fact that Bidder A was a recently-formed fund with no existing portfolio companies,”

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by adding the following as the second to last sentence of the sixth full paragraph on page 22 under the Section entitled “Background of the Transactions”:

“In the intervening period, 10 parties informed Janney that they would not be submitting a non-binding indication of interest for the acquisition of 100% of A.C. Moore’s common stock.”

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of the last paragraph on page 22 under the Section entitled “Background of the Transactions”:

“The reasons given by Bidder A to Janney for not submitting a preliminary indication of interest to acquire A.C. Moore were consistent with those of others who declined to participate or, after having been given access to various due diligence materials, elected not to submit an acquisition proposal, including, but not limited to, various issues related specifically to A.C. Moore, as well as issues related to the macroeconomic environment, discretionary consumer spending and the specialty retail sector, that created significant uncertainties as to A.C. Moore’s future and prospects. These issues included, but were not limited to, concerns over A.C. Moore’s historical financial performance, lack of confidence in A.C. Moore’s ability to forecast future financial results, continuing declines in A.C. Moore’s same store sales, the impact of three years of consecutive quarterly losses, the continuing depletion of cash reserves since 2008, the effect that future losses could have on cash and liquidity requirements, various concerns with A.C. Moore’s real estate portfolio such as the challenges A.C. Moore faced in dealing with underperforming stores, the locations of existing stores, the terms of the store leases, and the extent of the contingent liabilities relating to existing store leases, the extent to which arts and crafts specialty retailing would be a new retail platform for many potential buyers, and the significant competition facing A.C. Moore from industry leaders with strong financial backing from leading private equity firms.”

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of the last paragraph on page 23 under the Section entitled “Background of the Transactions”:

“The reasons given by Bidder E to Janney for not submitting a preliminary indication of interest to acquire A.C. Moore were consistent with those of others who declined to participate or, after having been given access to various due diligence materials, elected not to submit an acquisition proposal, including, but not limited to, various issues related specifically to A.C. Moore, as well as issues related to the macroeconomic environment, discretionary consumer spending and the specialty retail sector, that created significant uncertainties as to A.C. Moore’s future and prospects. These issues included, but were not limited to, concerns over A.C. Moore’s historical financial performance, lack of confidence in A.C. Moore’s ability to forecast future financial results, continuing declines in A.C. Moore’s same store sales, the impact of three years of consecutive quarterly losses, the continuing depletion of cash reserves since 2008, the effect that future losses could have on cash and liquidity requirements, various concerns with A.C. Moore’s real estate portfolio such as the challenges A.C. Moore faced in dealing with underperforming stores, the locations of existing stores, the terms of the store leases, and the extent of the contingent liabilities relating to existing store leases, the extent to which arts and crafts specialty retailing would be a new retail platform for many potential buyers, and the significant competition facing A.C. Moore from industry leaders with strong financial backing from leading private equity firms.”

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of the third paragraph on page 24 under the Section entitled “Background of the Transactions”:

“The reasons given by Bidder D to Janney for not submitting a preliminary indication of interest to acquire A.C. Moore were consistent with those of others who declined to participate or, after having been given access to various due diligence materials, elected not to submit an acquisition proposal, including, but not limited to, various issues related specifically to A.C. Moore, as well as issues related to the macroeconomic environment, discretionary consumer spending and the specialty retail sector, that created significant uncertainties as to A.C. Moore’s future and prospects. These issues included, but were not limited to, concerns over A.C. Moore’s historical financial performance, lack of confidence in A.C. Moore’s ability to forecast future financial results, continuing declines in A.C. Moore’s same store sales, the impact of three years of consecutive quarterly losses, the continuing depletion of cash reserves since 2008, the effect that future losses could have on cash and liquidity requirements, various concerns with A.C. Moore’s real estate portfolio such as the challenges A.C. Moore faced in dealing with underperforming stores, the locations of existing stores, the terms of the store leases, and the extent of the contingent liabilities relating to existing store leases, the extent to which arts and crafts specialty retailing would be a new retail platform for many potential buyers, and the significant competition facing A.C. Moore from industry leaders with strong financial backing from leading private equity firms.”

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of the third sentence of the last paragraph on page 24 after the word “price” under the Section entitled “Background of the Transactions”:

“, including the amounts of various transaction and associated costs of A.C. Moore related to the proposed transaction, including but not limited to the D&O tail coverage, legal, financial, accounting and tax advisory services.”

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the last sentence at the end of the last paragraph on page 28 under the Section entitled “Background of the Transactions” between the words “The Special Committee,” and “authorized”:

“discussed Sbar’s revised proposed purchase price of $1.60, agreed to proceed on the basis of that proposed purchase price and”

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by deleting the phrase “size and financial performance” in the last sentence at the end of the carryover paragraph on page 45 under the Section entitled “Opinion of A.C. Moore’s Financial Advisor—Selected Publicly Traded Companies Analysis” and replacing it with the following:

“products offered, customers, market capitalization, enterprise value, market performance and financial strength relative to A.C. Moore.”

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph under the list of companies ending with “Tuesday Morning Corp.” on page 45 under the Section entitled “Opinion of A.C. Moore’s Financial Advisor—Selected Publicly Traded Companies Analysis”:

“Janney excluded certain companies that were deemed to be too dissimilar to A.C. Moore in more than one respect including the nature of their business, products offered, customers, market capitalization, enterprise value, market performance and financial strength relative to A.C. Moore.”

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as the second to last sentence of the first full paragraph on page 45 under the Section entitled “Opinion of A.C. Moore’s Financial Advisor—Selected Publicly Traded Companies Analysis”:

“In determining the Implied Share Price Range for the “EV/LTM – Net Sales” and “EV/FY11E – Net Sales” analyses, Janney determined an implied enterprise value for A.C. Moore using the low/high reference, and then subtracted A.C. Moore’s estimated 9/30/2011 total debt and added A.C. Moore’s estimated 9/30/2011 cash and cash equivalents to determine an implied equity value. In determining the number of shares outstanding for purposes of calculating Implied Share Price Range of Common Stock, Janney assumed the vesting of all restricted stock units, stock options and stock appreciation rights.”

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as the second to last sentence of the first paragraph on page 46 under the Section entitled “Opinion of A.C. Moore’s Financial Advisor—Selected Transactions Analysis”:

“Although none of the following target companies is identical to A.C. Moore, Janney selected these target companies because they had publicly available market data and were deemed to be similar to A.C. Moore in one or more respects including the nature of their business, products offered, customers, market capitalization, enterprise value, market performance and financial strength relative to A.C. Moore.”

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by replacing the chart of selected transactions on page 46 under the Section entitled “Opinion of A.C. Moore’s Financial Advisor—Selected Transactions Analysis” with the following chart:

($ in millions)				Enterprise Value /
Date Announced	Target	Acquirer	Enterprise Value	Net Sales	EBITDA
December 2010	Jo-Ann Stores, Inc.	Leonard Green & Partners, L.P.	$1,664.5	0.75x	7.4x
July 2010	Paperchase Products Ltd	Primary Capita1 Limited	31.0	0.29x	2.9x
August 2009	Charlotte Russe Holding Inc.	Advent International Corp.	380.0	0.37x	6.6x
June 2009	Tween Brands Inc.	Dress Barn Inc.	294.0	0.31x	6.9x
June 2009	Filene’s Basement Corp.	Sym’sCorp.	64.4	0.15x	NA
November 2007	Restoration Hardware, Inc.	Catterton Partners	306.1	0.42x	10.4x
November 2006	Golf Galaxy	Dick’s Sporting Goods Inc.	223.3	0.90x	12.3x
July 2006	PETCO Animal Supplies, Inc.	Private equity consortium	1,850.0	0.89x	8.5x
June 2006	Michaels Stores Inc.	Private equity consortium	5,372.0	1.46x	12.5x
January 2006	The Sports Authority, Inc.	Leonard Green & Partners, L.P.	1,388.6	0.55x	6.8x
November 2005	Linens’n Things, Inc.	Apollo Management, L.P.	1,301.0	0.49x	8.7x
October 2005	ShopKo Stores, Inc.	Sun Capital Partners, Inc.	1,167.6	0.40x	6.0x
September 2005	Party City Corporation	Private equity consortium	349.7	0.70x	13.6x
April 2005	Electronics Boutique Hldgs. Corp.	GameStop Corp.	1,165.0	0.59x	10.0x
April 2005	Brookstone Inc.	Private equity consortium	391.2	0.80x	8.3x

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph under the chart of selected transactions on page 46 under the Section entitled “Opinion of A.C. Moore’s Financial Advisor—Selected Transactions Analysis”:

“Janney excluded certain transactions that were deemed to be dissimilar to Parent’s acquisition of A.C. Moore in more than one respect including the nature of their business, products offered, customers, market capitalization, enterprise value, market performance and financial strength relative to A.C. Moore.”

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by adding the following immediately prior to the last sentence of the third paragraph on page 46 under the Section entitled “Opinion of A.C. Moore’s Financial Advisor—Selected Transactions Analysis”:

“In determining the Implied Share Price Range for the “EV/LTM – Net Sales” analyses, Janney determined an implied enterprise value for A.C. Moore using the low/high reference, and then subtracted A.C. Moore’s estimated 9/30/2011 total debt and added A.C. Moore’s estimated 9/30/2011 cash and cash equivalents to determine an implied equity value. In determining the number of shares outstanding for purposes of calculating Implied Share Price Range of Common Stock, Janney assumed the vesting of all restricted stock units, stock options and stock appreciation rights.”

Item 4, “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by replacing the chart of premiums of the offer price on page 47 under the Section entitled “Opinion of A.C. Moore’s Financial Advisor—Selected Transactions Analysis” with the following chart:

	Mean	Median	Premiums Paid Percentages Range		Implied Share Price Range
Premiums Paid – 1 Day	41.5%	35.9%	0.1%	148.5%	$0.95	$2.36
Premiums Paid – 1 Week	46.0%	37.1%	3.7%	165.2%	$1.08	$2.76
Premiums Paid – 1 Month	50.2%	36.3%	2.6%	221.1%	$1.35	$4.24

ITEM 8.	ADDITIONAL INFORMATION.

Item 8, “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as the last paragraph under the Section entitled “Litigation”:

“On November 3, 2011, solely to avoid the costs, disruption, and distraction of further litigation and without admitting the validity of any allegations made in the demand letter described under “—Shareholder Demand Letter” above (the “Demand”) or the actions pending in the Superior Court of New Jersey, Chancery Division, Camden County and the Court of Common Pleas of Philadelphia County described above (collectively, the “Actions”), or any liability with respect thereto or that any further supplemental disclosure is required under any applicable rule, statute, regulation or law, the parties to the Actions and the Demand signed a memorandum of understanding (the “MOU”) regarding a proposed settlement of the Actions and the Demand. In connection with the MOU, A.C. Moore has agreed to amend the Schedule 14D-9, previously filed with the SEC, to include certain supplemental disclosures set forth herein. The proposed settlement is contingent upon, among other items, the execution of a formal stipulation of settlement, confirmatory discovery by the plaintiffs, court approval of the settlement in the Court of Common Pleas of Philadelphia County and consummation of the Transactions as set forth in the Merger Agreement. Subject to satisfaction of the conditions set forth in the MOU, the stipulation of settlement will provide that, among other things, the defendants will be released by the plaintiffs, and all members of any relevant class of A.C. Moore shareholders, from all claims arising out of the Transactions, the Actions and the Demand, upon which occurrence the plaintiffs in the New Jersey Actions will take all necessary steps to terminate those Actions with prejudice. The MOU further provides that A.C. Moore, its successor and/or its insurer will pay to the plaintiffs’ counsel an amount not more than $250,000 as is approved by court order, in the aggregate for their services and disbursements in the Actions and the Demand. In the event the settlement is not approved or such conditions are not satisfied, A.C. Moore intends to continue to contest the Actions and the Demand vigorously; however, there can be no assurance that A.C. Moore will be successful in its defense.

The foregoing summary of the MOU does not purport to be complete is qualified in its entirety by reference to the MOU, which is filed as Exhibit (a)(21) hereto and is incorporated herein by reference.”

ITEM 9.	EXHIBITS.

Item 9, “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibits thereto:

Exhibit No.	Description

(a)(21)	Memorandum of Understanding, dated as of November 3, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Joseph A. Jeffries
Name:	Joseph A. Jeffries
Title:	Chief Executive Officer

Date: November 4, 2011

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